EXHIBIT 4.5

Standard Pacific Corp.

Performance Share Award Agreement

This Performance Share Award Agreement (this “Agreement”) has been entered into as of this 29th day of January 2004 by and between Standard Pacific Corp. (the “Corporation”) and «Full_Name» (the “Executive”). All capitalized terms in this Agreement shall have the meaning assigned to them in this Agreement or in the Standard Pacific Corp. 2000 Stock Incentive Plan (the “Plan”).

1. Award. On January 29, 2004, the Compensation Committee (the “Compensation Committee”) of the Corporation’s Board of Directors (the “Board”) granted the Executive a performance award (the “Award”) under Section 8 of the Plan. Pursuant to the terms of the Award, the Corporation shall issue the Executive shares of common stock of the Corporation (the “Common Stock”) based on a comparison of the Corporation’s return on equity to a target established by the Compensation Committee. The target number of shares of Common Stock to be issued pursuant to the Award is «Award» shares (the “Target”). No more than «Max» shares (the “Maximum”) of Common Stock may be issued pursuant to the Award.

2. Shares Issued Pursuant to the Award.

(a) The number of shares of Common Stock that shall be issued pursuant to the Award (the “Performance Shares”) shall be determined based on the Corporation’s actual Return on Equity (as defined in Section 2(c)) for the 2004 fiscal year (the “Actual Return on Equity”) as compared to its targeted Return on Equity (the “Targeted Return on Equity”). The Targeted Return on Equity shall be established by the Compensation Committee before the end of the first quarter of the 2004 fiscal year and shall be communicated to the Executive in writing. The Actual Return on Equity shall be calculated promptly after the Audit Committee of the Board approves the financial statements for the 2004 fiscal year (the “Determination Date”). If the Actual Return on Equity is 100% of the Targeted Return on Equity, the Executive may be issued the Target number of Performance Shares. For each 1% the Actual Return on Equity is either above or below the Targeted Return on Equity (i.e., Actual Return on Equity divided by Targeted Return on Equity), the number of Performance Shares that the Executive may be issued pursuant to the Award shall be increased or reduced by 1.5%; provided, however, that (i) in no event will more than the Maximum number of Performance Shares may be issued and (ii) if the Actual Return on Equity is equal to or less than 70% of the Targeted Return on Equity, no Performance Shares will be issued.

(b) In the event a Change of Control occurs after January 29, 2004 but prior to the Determination Date, the Executive shall immediately be issued that number of Performance Shares equal to the Target number of Performance Shares. Notwithstanding anything contained in Section 2(c), these Shares will be fully vested upon issuance.

(c) Except in the case a Change of Control occurs prior to the Determination Date, the Compensation Committee has the authority to reduce the number of Performance Shares issued pursuant to this Award by up to 25% of the Target number of Performance Shares based upon the Compensation Committee’s subjective evaluation of the effectiveness of the Corporation’s management during the 2004 fiscal year. Any adjustment must be made within ten business days of the Determination Date. The number of shares of

Common Stock issued pursuant to the Award following all determinations and adjustments, if any, shall be referred to as the “Shares.” The Shares shall automatically be issued on the eleventh business day following the Determination Date (the “Issue Date”) and shall be held in escrow by the Corporation until such Shares vest.

(d) “Return on Equity” shall mean consolidated net income divided by average stockholders equity, each calculated in accordance with generally accepted accounting principles and consistent with the Corporation’s audited financial statements. Average stockholders equity shall mean (i) the sum of stockholders equity at the beginning of the calendar year plus stockholders equity at the end of each calendar quarter during the calendar year (ii) divided by five.

3. Vesting of Shares. One third of the Shares shall be vested immediately upon issuance. Upon each of the next two anniversaries of the Issue Date, one third of the Shares shall vest provided that the Executive has been continuously employed by the Corporation since the Issue Date. Shares that do not vest shall automatically be cancelled. Notwithstanding anything contained in this Agreement to the contrary, in the event a Change of Control occurs following the Determination Date but prior to the Issue Date, the Shares shall immediately be issued to the Executive and in the event a Change of Control occurs following the Determination Date, the Shares shall immediately vest in full.

4. Restrictions on Resale. Except as otherwise provided in the second sentence of Section 5, the Executive may not transfer the Shares until the earlier of (a) January 1, 2007 or (b) the date the Executive’s employment with the Corporation terminates for any reason or no reason. The Corporation may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Executive or other subsequent transfers by the Executive of any Shares, including, without limitation, (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Executive and other security holders and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers. The Executive hereby acknowledges that, to the extent he or she is an “affiliate” of the Corporation (as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended) or to the extent that the Shares have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, the Shares are subject to, and the certificates representing the Shares shall be legended to reflect, certain trading restrictions under applicable securities laws (including particularly the Securities and Exchange Commission’s Rule 144), and the Executive hereby agrees to comply with all such restrictions and to execute such documents or take such other actions as the Corporation may require in connection with such restrictions.

5. Income Tax Withholding. The Executive shall be obligated to satisfy in full any and all taxes and tax withholding requirements as may be applicable to the issuance of the Shares, if the Executive makes an election pursuant to Section 83(b) of the Internal Revenue Code, or the vesting of the Shares, if such an election is not made. Such taxes may be paid by cash or certified cashiers’ check or by selling the number of Shares necessary to satisfy such taxes. The Committee may, in its discretion, make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all federal, state, local and other taxes required by law to be withheld with respect to the issuance or vesting of the Shares including, but not limited to, deducting the amount of any such withholding taxes from any amount then or thereafter payable to the Executive.

6. Non-transferability. The Executive shall not transfer, assign, encumber or otherwise dispose of the Award or any portion thereof.

7. Disputes. The Corporation’s goal is to quickly resolve any disputes that may arise with its employees. Therefore, the Executive and the Corporation agree that all disputes, disagreements, claims or controversies which relate in any manner to this Agreement shall be resolved exclusively by final and binding arbitration before a single arbitrator who is a retired judge in accordance with the then existing Rules and Procedures of JAMS/Endispute (or, if JAMS/Endispute does not offer arbitration services in the applicable jurisdiction, in accordance with the then existing Rules and Regulations of the American Arbitration Association). The parties shall pay their own costs of arbitration; provided, however, that the Corporation shall pay the costs of arbitration if it is required to do so to make this arbitration provision enforceable. Any request for arbitration must be made within one-year of the date on which the dispute first arose (unless a longer period of time is required by law), or any right to bring a claim (in arbitration or otherwise) with respect to such dispute will be deemed waived by both parties. The parties shall be entitled to conduct adequate discovery and to obtain all remedies available to the parties as if the matter had been tried in court. The arbitrator shall issue a written decision which provides the findings and conclusions on which the award is based. The decision of the arbitrator shall be final and binding on all parties, and may be entered as a judgment by any party with any federal or state court of competent jurisdiction.

8. Plan and Other Agreements. The provisions of the Plan are incorporated into this Agreement by this reference. In the event of a conflict between the terms and conditions of this Agreement and the Plan, the Plan controls. Certain capitalized terms not otherwise defined herein are defined in the Plan. This Agreement and the Plan constitute the entire understanding between the Executive and the Corporation regarding the Award. Any prior agreements, commitments or negotiations concerning the Award are superseded.

9. Stockholder Rights. The Executive (individually or as a member of a group) shall not have any right, title, interest, or privilege in or to any shares of Common Stock allocated or reserved for the purpose of the Plan or subject to this Agreement except as to such Shares, if any, as shall have been issued pursuant to the Award.

10. Not a Contract for Employment. Nothing in the Plan, in this Agreement or any other instrument executed pursuant to the Plan shall (a) confer upon the Executive any right to continue in the employ of the Corporation or any of its subsidiaries, (b) affect the right of the Corporation and each of its subsidiaries to terminate the employment of the Executive, with or without cause, or (c) confer upon the Executive and right to participate in any employee welfare or benefit plan or other program of the Corporation or any of its subsidiaries other than the Award under the Plan. The Executive hereby acknowledges and agrees that the Corporation and each of its subsidiaries may terminate the employment of the Executive at any time and for any reason, or for no reason, unless the Executive and the Corporation or such subsidiary are parties to a written employment agreement that expressly provides otherwise.

11. Notices. All notices, requests, demands and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, telexed or telecopied to, or, if mailed, when received by, the other party at the following addresses (or at such other address as shall be given in writing by either party to the other):

If to the Corporation to:	Standard Pacific Corp. 15326 Alton Parkway Irvine, California 92618 Attention: Secretary Facsimile No.: (949) 789-1608

If to the Executive, to the address or fax number set forth below the Executive’s signature on this Agreement.

12. Separability. In the event that any provision of this Agreement is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of this Agreement shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

13. Headings. The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

14. Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement.

15. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

STANDARD PACIFIC CORP.

By:

Name: Title:	Stephen J. Scarborough Chairman & Chief Executive Officer

EXECUTIVE

Signature:

Name: Address:	«Full_Name» «Home_Address»
Facsimile No.:	«Fax_No»